UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF
               SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     Prime Equipment, Inc.
          (Name of Small Business Issuer in its charter)


Nevada                                   88-0412653
(State or other jurisdiction of         (I.R.S. employer
incorporation or organization)          identification
                                            number)


Vegas Commerce Center 1350 E. Flamingo Rd.
Suite 688 Las Vegas, NV                               89119
(Address of principal executive offices)            (Zip Code)

Issuer's Telephone Number:      (702) 595-4951

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

                        TABLE OF CONTENTS

                                                  Page No.

Part I
     Item 1.  Description of Business                 3
     Item 2.  Management's Discussion and Analysis    5
     Item 3.  Description of Property                 8
     Item 4.  Security Ownership of Certain
              Beneficial Owners and Management        8
     Item 5.  Directors, Executive Officers,
              Promoters and Control Persons           8
     Item 6.  Executive Compensation                  9
     Item 7.  Certain Relationships and Related
              Transactions                            9
     Item 8.  Description of Securities               9

Part II
     Item 1.  Market for Common Equity and Related
              Stockholder Matters                    10
     Item 2.  Legal Proceedings                      10
     Item 3.  Changes In and Disagreements with
              Accountants                            11
     Item 4.  Recent Sales of Unregistered
              Securities                             11
     Item 5.  Indemnification of Directors and
              Officers                               11

Part F/S                                             12

Part III
     Item 1.  Index to Exhibits                      29
     Item 2.  Description of Exhibits                29

Signatures                                           29

                              PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General
-------

     Prime Equipment, Inc., (the "Issuer" or "Company") was incorporated under the laws of the State of Nevada on December
18, 1998. The Company has no subsidiaries and no affiliated companies.

     The Company is a development stage company, which does not currently have supply contracts and, therefore, does not have revenues from operations for the last two fiscal years.

Business of Issuer
------------------

     The Company is engaged in the rental equipment business.
The Company intends to lease a suitable office/warehouse/storage facility for storage and maintenance of the rental equipment.

     The Company's competition varies among its business lines. Competition in these products and services is primarily centered on quality, price, brand name equipment and service, with a strong focus on service. In order for the Company to be competitive in these marketplaces, the Company must effectively maintain and promote the quality of its services and its products among consumers and establish strong marketing relationships with manufacturers and distributors of the rental equipment. While the Company believes that it will compete effectively, the Company competes with a number of business which have substantially greater resources than the Company and many of which have well recognized brand name contracts and broader and more established distribution networks. The Company anticipates being able to utilize its smaller size to attract those seeking more personalized service and to maintain its ability to adapt with technological changes over the Internet and in the marketplace. Further, the Company expects to utilize the Internet to further attract customers via various search engines upon completion of various web pages.

Planned Business
----------------

     The company plans to engage in the rental equipment business starting in Las Vegas, Nevada. Las Vegas and environs are the fastest growing areas in the Nation. This growth should provide the company with business as long as it remains competitive.

Website and E-Commerce
----------------------

     The company is considering the use of a web page. At this time, however, no web address has been registered or reserved.

Marketing
---------

     The Company intends to acquire and market competitive rental equipment to contractors and the general public. The Company intends to initially rely on newspaper advertisements and later on e-commerce to implement the Company's marketing objectives. The Company also intends to utilize direct mailing, and e-mail to contact manufacturers and retailers of prospective rental equipment.

     The Company's marketing and licensing strategy is to (i) establish and expand a clientele: (ii) expand the number of advertisements; and, (iii) acquire or establish relationships with major manufacturers, businesses, companies, properties or technologies.

     The Company will purchase most of its inventory from existing manufacturers principally in North America and Asia. To date, no contracts have been executed and the Company does not anticipate entering into any contracts due to lack of funding.
Upon funding, letters of credit may be sought.

     The need for rental equipment increases with the need for housing and the increasing population. The Company does not anticipate being dependent on one major or a few major customers. The Company intends to supply to major general contractors as well as other construction professionals. However, at this time, the Company does not have any contracts with any such organizations. Also, management of the Company expects that the proliferation of web pages throughout various search engines on the Internet will attract customers. However, there is no guarantee that the Company's web-site, when completed, will have a positive impact on the Company's business.

     As of the date of this Registration Statement, the Company has one full time employee, who to this date has not entered into an employment arrangement with the Company. The Company's president, Giovanni Iachelli, works full-time for the Company. The Company has no collective bargaining agreements covering any of its employees, has not experienced any material labor disruption and is unaware of any efforts or plans to organize its employees. The Company considers relations with its employee to be good.

     The Company has no intellectual property rights.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements
--------------------------

     This Registration Statement on Form 10-SB contains forward-looking statements. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to: those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations, including, but not restricted to Nevada and eventually other jurisdictions; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the ability to obtain medical supply contracts and the funding of the Company and other costs associated with the Company's marketing strategies; those risks associated with the Company's ability to successfully negotiate with certain business owners; those risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of Company to raise the funds necessary to operate and develop business, and risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to any possible future lawsuits against the Company and the associated costs, and risks associated with future profitability. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements.
In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement on Form 10-SB will, in fact, occur.
The Company's actual results may differ materially as a result of certain factors, including those set forth in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

     The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Financial Statements of the Company including the Notes thereto which are included elsewhere in this Form 10-SB and the notice regarding forward-looking statements.

PLAN OF OPERATION

     The Company plans to engage in the rental equipment business. Additional funding through private placement will be necessary to enable the Company to lease a suitable office warehouse facility in Las Vegas and to enable the Company to complete its Web Page and to secure contracts with suppliers and users.

     The need for rental equipment increases with the need to provide housing for the increasing population.

     The Company intends to raise adequate funds from interested local parties to provide adequate working capital of up to $2,250,000 for the next 12 months. This will be used to develop Internet business, pay professionals and for advertising in the Yellow Pages and media and purchase the rental equipment. No product research or development is considered necessary; no plant is required, nor is there expected to be a drastic change in the number of employees over the next 12 months.

Revenue
-------

     The Company has not received revenues from operations during the two-year period preceding the filing of this form. The
Company has not yet achieved any revenue from operations to date.
Since the Company is still in the development stage its expenses were nominal.

Liquidity
---------

     The Company will have to raise additional capital in the next twelve months. As of December 31, 1998, the Company had nominal working capital and results. In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon proceeds from the sale of the Company's common and/or preferred stock and possible future cash flow from operations. Since the Company is in its development stage and has not entered into any contracts, attracted clientele or otherwise engaged in any activity that would generate revenue at this time, the Company does not currently have the revenue necessary to fund future operations of the Company. If the Company is unable to obtain adequate funds from the sale of its stock in public offerings, private placements, or alternative financing arrangements, it may be necessary to postpone the planned business of the Company or the Company's ability to obtain Letters of Credit. The Company, under such circumstances, would resort to using cash flow for internal growth.

     The Company has issued shares of its Common Stock from time to time in the past to satisfy certain obligations and expects in the future to also acquire certain services, satisfy indebtedness and/or make acquisitions utilizing authorized shares of the capital stock of the Company. If operations and cash flow can be improved through these efforts, management believes that the Company's liquidity problems will be resolved and that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations.

     The plan of the Company is to raise more financing as soon as the Company's shares are approved for trading to enable the Company to enter into purchase and supply contracts. An overall budget of $2,250,000 for the first year should achieve the Company's goals. The Company does not anticipate that there will be a need to drastically increase the number of employees over the next twelve months.

Potential Uncertainties
-----------------------

     As the Company expects eventually to obtain equipment from overseas manufacturers and such expenditures are generated in foreign currencies, fluctuations in the value of currencies relative to the United States dollar could adversely affect the Company's profitability. Royalty payments, if any, paid by the Company relating to foreign licensing arrangements would be converted to U.S. dollars based on the exchange rate at the time of payment.

Year 2000 Compliance
--------------------

     BACKGROUND. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather then 2000.

     ASSESSMENT. All of the Company's equipment (small office electronics, computers, printers and copiers) are 100% Y2K compliant and fully functional at this time. Therefore, management does not anticipate any negative impact of the continuation of the Year 2000.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company's principal executive and administrative offices are temporarily located at 2906 West Broadway, Suite 241, Vancouver, BC V6K 2G8 Canada, which is provided by the president at no charge to the company. During the development stage the Company has a mailing address in Las Vegas, at Vegas Commerce Center, 1350 E. Flamingo Rd., Suite 688, Las Vegas, NV 89119. The Company has no leases to date. The above office arrangement will remain until the Company has adequate financing to develop its business. The company considers its current office arrangement to be adequate for its current needs until financing is available. The Company does not own or lease any other real estate.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

     As of December 31, 1999, the Company's sole officer and director did not own any securities or the right to acquire any securities of the Company. Further, as of December 31, 1999, management of the Company is not aware of any person or group who owns 5% or more of the securities of the Company.

CHANGES IN CONTROL

     The Company has no arrangements which might result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

     The following table sets forth the sole director and executive officer of the Company, his age, and all positions held with the Company.

Name                       Age     Positions
---------------------------------------------------------------

Giovanni Iachelli          52      President, Secretary,
                                   Treasurer and Sole Director

     Mr. Iachelli has been the President, Sole Officer and Director of the Company since January 1st 2000. Mr. Iachelli is a civil engineer and has been involved in huge construction contracts in the Middle East and telecommunications both in Europe and North America. From 1998-1999, he was the Merger and Acquisition Manager, Italian Market for Primus Telecom Corp UK, in London. From 1995 to 1998, he was President of North American Telephone Company in Vancouver. Mr. Iachelli held the position of Development Manager for Italian Market for UGN, Inc. in Carlson, CA from 1990 to 1995. From 1980 to 1990, he was Vice President of Export & Marketing in the Food & Wine sector of EAGLE sas in Vancouver.

ITEM 6. EXECUTIVE COMPENSATION

     There has been no executive compensation in any form to date due to the lack of working capital in the company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or is proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities (of which there are none) is involved.

     The Company has no promoters other than its sole executive officer and director. There have been no transactions which have benefited or will benefit its sole executive officer and director either directly or indirectly.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

     The Company has 74,000,000 authorized shares of Common Stock, $.001 par value per share, of which 4,021,000 shares were issued and outstanding as of December 31, 1999. Holders of the Common Stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders. Holders of the Common Stock are not entitled to cumulative voting. The Common Stock has no redemption, preemptive or sinking fund rights.

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or by-laws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.

                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company is voluntarily filing this Registration
Statement on Form 10-SB to obtain listing on the OTC Bulletin
Board, which requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 4,021,000 shares of common stock which were issued as follows: 100,000 shares of common stock for cash subject to Rule 144 in December 1998; 100,000 issued pursuant to Regulation D, Rule 504 on March 1999, 3,800,000 following a 20 for 1 forward split in October of 1999, and further the following stock was issued pursuant to Rule 144 by private placements in November of 1999 1,000 shares and in December of 1999 20,000 shares.

STOCKHOLDERS

     The are 50 shareholders of record for the Company's common.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. The Company's sole officer and director is not an adverse party to the Company nor does he have a material interest adverse to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
        ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in accountants or disagreements on accounting and financial disclosure matters.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In December of 1998, the Company issued 100,000 shares of Common Stock for cash proceeds of $100 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

     In February of 1999, the Company issued 100,000 shares of Common Stock for cash proceeds of $10,000 pursuant to Regulation
D, Rule 504.

     In October of 1999 the Company approved a forward stock split of 20 shares for each existing share, creating 3,800,000 common shares.

     In November of 1999, the Company issued 1,000 shares of Common Stock for cash proceeds of $1,000 in a private transaction, pursuant to an exemption from registration under
Section 4(2) of the Securities Act of 1933.

     In December of 1999, the Company issued 20,000 shares of Common Stock for cash proceeds of $20,000 in a private transaction, pursuant to an exemption from registration under
Section 4(2) of the Securities Act of 1933.

     Except for the Regulation D, Rule 504 offering in February of 1999, all of the above issuance of securities were issued in reliance on Section 4(2) of the Securities Act of 1933, which provides an exemption from registration for transactions not involving any public offering.

ITEM 5.  INDEMNIFICATION 0F DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Nevada law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

     In addition, the Company's Articles provide that the Company's directors will not be personally liable to the Company or any of its stockholders for damages for breach of the director's fiduciary duty as a director or officer involving any act or omission of any such director or officer. Each director will continue to be subject to liability for breach of the director's fiduciary duties to the Company for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada corporate law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.

                            PART F/S

Financial Statements
--------------------

The following financial statements are filed in this Part F/S of this Form 10-SB:

1.  Audited Financial Statements for the year ended
    December 31, 1999
2.  Audited Financial Statements for the year ended
    December 31, 1998.

                       PRIME EQUIPMENT CORP.

                  (FORMERLY PRIME EQUIPMENT CORP.)

                  (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS

                        DECEMBER 31, 1999

                      TABLE OF CONTENTS




                                                     Page Number


INDEPENDENT ACCOUNTANT'S REPORT........................   1

FINANCIAL STATEMENT:

     Balance Sheet.....................................   2

     Statement of Operations and Deficit
      Accumulated During the Development Stage.........   3

     Statement of Changes in Stockholders' Equity......   4

     Statement of Cash Flows...........................   5

     Notes to the Financial Statements.................   6

                 INDEPENDENT ACCOUNTANT'S REPORT


To the Board of Directors and Stockholders of Prime Equipment, Inc.
(Formerly Prime Equipment Corp.)
Las Vegas, Nevada

      I have audited the accompanying balance sheets of Prime Equipment, Inc. (a development stage company) as of December 31, 1999 and December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from December 18, 1998 (date of inception) to December 31, 1999. These financial statements are the responsibility of Prime Equipment, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Prime Equipment, Inc. as of December 31, 1999 and the results of operations, cash flows and changes in stockholders' equity for the year then ended as well as the cumulative period from December 18, 1998 conformity with generally accepted accounting principles.


/s/ DAVID COFFEY
David Coffey C.P.A.
Las Vegas, Nevada
January 6, 2000

PRIME EQUIPMENT, INC.
(FORMERLY PRIME EQUIPMENT CORP.)
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS


                                    DEC. 31,       DEC. 31,
                                     1999            1998
                                  ----------      ----------
ASSETS

Cash                              $   20,041      $      100
Loan receivable                       10,000               0
Interest receivable                      617               0
                                  ----------      ----------
   Total Assets                   $   30,658      $      100
                                  ==========      ==========


LIABILITIES & STOCKHOLDERS'
EQUITY

Accounts payable                  $   29,800      $      400
                                  ----------      ----------

   Total Liabilities                  29,800             400


Stockholders' Equity
   Common stock, authorized
   74,000,000 shares
   at $.001 par value, issued
   and outstanding 4,021,000
   and 100,000 shares
   respectfully                        4,021             100
   Additional paid-in capital         21,329               0
   Deficit accumulted during the
   development stage                 (24,492)           (400)
                                  ----------      ----------
   Total Stockholders' Equity            858            (300)


   Total Liabilities and
   Stockholders' Equity           $   30,658      $      100
                                  ==========      ==========


The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(FORMERLY PRIME EQUIPMENT CORP.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE YEAR ENDED December 31, 1999
(With Cumulative Figures From Inception)


                                                From Inception,
                          January 1, 1999        Dec. 18, 1998
                         To Dec. 31, 1999      To Dec. 31, 1999
                         -----------------    -----------------

Interest                  $         617         $         617

Expenses
   Consulting                    23,650                23,650
   Office expenses                   59                    59
   Organizational expense             0                   400
   Professional fees              1,000                 1,000
                          -------------         -------------
Total expenses                   24,709                25,109

Net loss                        (24,092)        $     (24,492)
                                                =============

Retained earnings,
beginning of period                (400)
                          -------------
Deficit accumulated
during the development
stage                     $     (24,492)
                          =============

Earnings (loss) per share
   assuming dilution:
Net loss                  $        (.00)        $        (.01)
                          =============         =============

Weighted average shares
outstanding                   3,668,500             3,540,150
                          =============         =============

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(FORMERLY PRIME EQUIPMENT CORP.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM December 18, 1998 (Date of Inception)
To December 31, 1999


                                                  Additional
                              Common Stock          Paid-in
                          Shares        Amount      Capital        Total
                       -----------   ----------    ---------    -----------
Balance,
December 18, 1998              ---   $      ---    $     ---    $       ---

Issuance of common
stock for cash
December of 1998           100,000          100            0            100
Less net loss                    0            0            0           (400)
                       -----------   ----------    ---------    -----------

Balance,
December 31, 1998          100,000          100            0           (300)

Issuance of common
stock for cash
March of 1999              100,000          100        9,900         10,000

Stock split 20 to 1
October of 1999          3,800,000        3,800       (3,800)             0

November of 1999             1,000            1          999          1,000

December of 1999            20,000           20       19,980         20,000
Less offering costs              0            0       (5,750)        (5,750)
Less net loss                    0            0            0        (24,092)
                       -----------   ----------    ---------    -----------

Balance,
December 31, 1999        4,021,000   $    4,021       21,329    $       858
                       ===========   ==========    =========    ===========

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(FORMERLY PRIME EQUIPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 1999
(With Cumulative Figures From Inception)


                                                From Inception,
                          January 1, 1999        Dec. 18, 1998
                         To Dec. 31, 1999      To Dec. 31, 1999
                         -----------------    -----------------

CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net Loss                  $     (24,092)        $     (24,492)
Adjustments to reconcile
  net loss to cash used
  by operating activity
   Loan receivable              (10,000)              (10,000)
   Interest receivable             (617)                 (617)
   Accounts payable              29,400                29,800
                          -------------         -------------
     NET CASH PROVIDED BY
     OPERATING ACTIVITIES        (5,309)               (5,309)

CASH FLOWS USED BY
INVESTING ACTIVITIES

     NET CASH USED BY
     INVESTING ACTIVITIES             0                     0

CASH FLOWS FROM FINANCING
ACTIVITIES
   Sale of common stock             121                   221
   Paid-in capital               30,879                30,879
   Less offering costs           (5,750)               (5,750)
                          -------------         -------------
     NET CASH PROVIDED BY
     FINANCING ACTIVITIES        25,250                25,350

     NET INCREASE IN CASH        19,941         $      20,041
                                                =============

CASH AT BEGINNING OF PERIOD         100
                          -------------
     CASH AT END OF
     PERIOD               $      20,041
                          =============

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(FORMERLY PRIME EQUIPMENT CORP.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1999

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on December 18, 1998 under the laws of the state of Nevada. The business purpose of the Company is to start a chain of equipment rental services.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  SALE OF COMMON STOCK

        In March of 1999, the Company completed the sale of 100,000 shares of its common stock at $.10 per share or $10,000, 1,000 shares of its common stock at $1.00 per share in November of 1999 and 20,000 shares of the common stock at $1.00 in December of 1999.

NOTE C  NAME CHANGE AND INCREASE IN AUTHORIZED CAPITAL

        On October 28th, 1999, the Company changed its name from "Prime Equipment Corp." to "Prime Equipment, Inc." and increased its authorized capital stock to 74,000,000 shares of $.001 per share par value from 50,000,000 shares of $.001 per share par value. Of the 74,000,000 authorized shares, 50,000,000 are common stock and 24,000,000 are preferred shares.

NOTE D  STOCK SPLIT

        On October 29, 1999, the Company approved a twenty to one stock split. Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock split there were 4,000,000 shares of common stock outstanding.

NOTE E  EARNING (LOSS) PER SHARE

        Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted shares outstanding, assuming all dilitive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

                      PRIME EQUIPMENT CORP.

                  (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS

                        DECEMBER 31, 1998

                        TABLE OF CONTENTS




                                                     Page Number


INDEPENDENT ACCOUNTANT'S REPORT........................   1

FINANCIAL STATEMENT:

     Balance Sheet.....................................   2

     Statement of Operations and Deficit
      Accumulated During the Development Stage.........   3

     Statement of Changes in Stockholders' Equity......   4

     Statement of Cash Flows...........................   5

     Notes to the Financial Statements.................   6

                 INDEPENDENT ACCOUNTANT'S REPORT



To the Board of Directors and Stockholders of Prime Equipment Corp.
Las Vegas, Nevada



      I have audited the accompanying balance sheet of Prime Equipment Corp. (a development stage company) as of December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from December 18, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of Prime Equipment Corp.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Prime Equipment Corp. as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the period then ended in conformity with generally accepted accounting principles.


/s/ DAVID COFFEY
David Coffey C.P.A.
Las Vegas, Nevada
November 22, 1999

PRIME EQUIPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1998

ASSETS

Cash                                            $          100
                                                --------------
   Total Assets                                 $          100
                                                ==============

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable                                $          400
                                                --------------
   Total Liabilities                                       400

Stockholders' Equity
   Common stock, authorized 50,000,000 shares
   at $.001 par value, issued and outstanding
   100,000 shares                                          100
   Deficit accumulated during the
     development period                                   (400)
                                                --------------
   Total Stockholders' Equity                             (300)

   Total Liabilities and Stockholders' Equity   $          100
                                                ==============

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR PERIOD ENDED FROM December 18, 1998
To December 31, 1998


Sales                                           $            0

Expenses
   Organizational expense                                  400
                                                --------------
Total expenses                                             400


Net loss                                                  (400)

Retained earnings,
beginning of period                                          0
                                                --------------

Deficit accumulated during
the development stage                           $         (400)
                                                ==============

Earnings (loss) per share
   assuming dilution:

Net loss                                        $         (.00)
                                                ==============

Weighted average shares outstanding                    100,000
                                                ==============

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD From December 18, 1998 (Date of Inception)
To December 31, 1998


                                                  Additional
                              Common Stock          Paid-in
                          Shares        Amount      Capital        Total
                       -----------   ----------    ---------    -----------
Balance,
December 18, 1998              ---   $      ---    $     ---    $       ---

Issuance of common
stock for cash             100,000          100            0            100
Less net loss                    0            0            0           (400)
                       -----------   ----------    ---------    -----------

Balance,
December 31, 1998          100,000   $      100    $       0    $      (300)
                       ===========   ==========    =========    ===========


The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
From December 18, 1998
To December 31, 1998


CASH FLOWS USED BY OPERATING ACTIVITIES

   Net loss                                     $         (400)
   Increase in accounts payable                            400
                                                --------------
     NET CASH PROVIDED BY
     OPERATING ACTIVITIES                                    0

CASH FLOWS USED BY INVESTING ACTIVITIES

     NET CASH USED BY
     INVESTING ACTIVITIES                                    0

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                                    100
                                                --------------
     NET CASH PROVIDED BY
     FINANCING ACTIVITIES                                  100

     NET INCREASE IN CASH                                  100

CASH AT BEGINNING OF PERIOD                                ---
                                                --------------
     CASH AT END OF PERIOD                      $          100
                                                ==============

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on December 18, 1998 under the laws of the state of Nevada. The business purpose of the Company is to start a chain of equipment rental services.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  SUBSEQUENT EVENTS

        In March of 1999, the Company completed the sale of 100,000 shares of its common stock at $.10 per share or $10,000.

        On October 28th, 1999, the Company changed its name from "Prime Equipment Corp." to "Prime Equipment, Inc." and increased its authorized capital stock to 74,000,000 shares of $.001 per share par value from 50,000,000 shares of $.001 per share par value. Of the 74,000,000 authorized shares, 50,000,000 are common stock and 24,000,000 are preferred shares.

        On October 29, 1999, the Company approved a twenty to one stock split. Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock split there were 4,000,000 shares of common stock outstanding.

NOTE C  EARNINGS (LOSS) PER SHARE

        Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

                           PART III

ITEMS 1 AND 2.   INDEX TO EXHIBITS AND DESCRIPTION

Exhibit
Number    Description
-------   -----------------------------------------------------
3.0       Articles of Incorporation
3.1       Amended Articles of Incorporation
3.2       By-Laws
27.0      Financial Data Schedule


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Prime Equipment, Inc.,
                            (Registrant)

Date: __________            By: /s/ Giovanni Iachelli
                            --------------------------------
                            Giovanni Iachelli
                            President, CEO and duly
                            authorized officer